UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER

000-06814

NOTIFICATION OF LATE FILING

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: June 30, 2019

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

U.S. Energy Corp.

Full Name of Registrant

Former Name if Applicable

950 S. Cherry Street, Suite 1515

Address of Principal Executive Office (Street and Number)

Denver, Colorado 80246

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

As previously reported by U.S. Energy Corp. (the “Registrant”) on Forms 8-K, filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2019, March 27, 2019, April 17, 2019, May 20, 2019, May 24, 2019, June 4, 2019 and August 9, 2019, the Registrant and its wholly owned subsidiary Energy One LLC (“Energy One”) are plaintiffs in certain litigation amongst the Registrant, Energy One, former management and the Registrant’s largest shareholder, APEG Energy II, L.P. (“APEG II”). The Registrant is unable to file its Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2019 by the prescribed date without unreasonable effort or expense because the situation has created uncertainty such that the independent auditors of the Registrant are not able to provide the necessary consents for the fiscal quarter ended June 30, 2019. As a result, the Registrant has not been able to complete its financial statements and other required disclosures to its Form 10-Q. As previously reported by the Registrant on Form 8-K, filed with the SEC on July 10, 2019, the Registrant has re-engaged Plante & Moran, PLLC to serve as the Company’s independent registered public accounting firm to audit the Company’s financial statements as of and for the year ended December 31, 2018 and to review the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018. The Registrant continues to work diligently toward the filing of the Form 10-K with the SEC, as well as the Forms 10-Q for the quarterly periods ended March 31, 2019 and June 30, 2019 as soon as reasonably practicable, and the Company expects to file the Form 10-K with the SEC on or before September 15, 2019 and the Forms 10-Q for the quarterly periods ended March 31, 2019 and June 30, 2019 soon thereafter.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ryan L. Smith	303	993-3200
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [  ] Yes [X] No

As previously reported by the Registrant on Form 12b-25, filed on April 2, 2019, and Form 12b-25, filed on 8-K filed on May 15, 2015, the Registrant has been unable to timely file Registrant’s 2018 Form 10-K and Form 10-Q for the fiscal quarter ending March 31, 2019 because the situation has created uncertainty such that the independent auditors of the Registrant are not able to provide the necessary consents for the necessary periods. As a result, the Registrant has not been able to complete its financial statements and other required disclosures to its 2018 Form 10-K and Form 10-Q for the fiscal quarter ending March 31, 2019.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [  ] No

The Registrant does not anticipate many significant changes in results of operations from the corresponding period for the last fiscal year; however, the Registrant expects to report significant legal expenses for the first and second quarter of 2019 related to the litigation against APEG II and former management.

U.S. Energy Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 16, 2019	By:	/s/ Ryan L. Smith
Ryan L. Smith
Chief Financial Officer